

Growth and Margin Expansion Continues

InBev (Euronext: INB), the world's leading brewer by volume, announced today its results for the first quarter of 2006 (1Q06):

- **Balanced organic volume growth:** organic beer sales volume grew +5.4% in 1Q06 versus the first quarter of 2005 (1Q05), year-on-year (yoy). Besides a limited volume decrease in Western Europe, all Zones reported volume increases, despite difficult conditions in some markets; global brands volume growth reached +8.6%;
- **Revenue management further driving top line growth:** on top of solid volume growth, revenue increased organically by +7.8% yoy, thanks to effective revenue management initiatives, including increased global brand volumes, which in total yielded an organic +1.5% increase in revenue per HL yoy;
- **Cost and expense control remain a top priority:** both consolidated cost of sales (CoS) and operating expenses grew below average inflation, as we maintain focus on spreading best practices across the company. CoS benefited from further implementation of our Voyager Plant Optimization (VPO) program, while Zero Based Budgeting (ZBB) is on track to convert non-working euros into working euros in Western Europe, and keep a tight grip on expenses in North America, Latin America and Global Headquarters;
- **Margin expansion:** normalized EBITDA margin expanded to 29.5% in 1Q06 versus 23.8% in 1Q05, an increase of +570 basis points, of which +365 basis points was organic, meaning excluding the impact of acquisitions & divestitures, as well as the impact of changes in currencies on translation of foreign operations;
- Normalized profit attributable to InBev equity holders amounted to 200 million euro

Figure 1. Consolidated Performance (million euro)

	1Q06	1Q05	Organic growth %
Total volumes (thousand Hls)	50 101	47 304	6.2%
Beer volumes	41 984	39 587	5.4%
Soft drink volumes	8 118	7 717	10.9%
Revenue	2 793	2 273	7.8%
Gross profit	1 616	1 244	11.4%
Normalized EBITDA	824	542	24.4%
Normalized EBIT	581	335	34.7%
Normalized profit attributable to equity holders of InBev	200	75	
Profit attributable to equity holders of InBev	166	58	
Normalized earnings per share (euro)	0.33	0.13	
Earnings per share (euro)	0.27	0.10	
Margins			
Gross margin	57.9%	54.7%	190 bp
Normalized EBIT margin	20.8%	14.7%	374 bp
Normalized EBITDA margin	29.5%	23.8%	365 bp

1Q06 InBev numbers are based on unaudited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analysis of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, acquisitions or divestitures and transfers between Zones.
Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expense which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying results of the company due to their size or nature. InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of InBev. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding.

MANAGEMENT COMMENTS

InBev's geographical reach and the consistent implementation of its long-term strategy, continues to pay off.

Latin America delivered another very sound quarter, based on good top line growth and cost control. We continue our efforts to address the top line challenges and implement efficiency programs in **North America** and **Western Europe,** which resulted in EBITDA margin expansion, and is also paving the way for long-term profitable businesses. Our profitability, measured as EBITDA, declined in **Central & Eastern Europe** in 1Q06 yoy, as a consequence of materially lower volumes in Russia and Ukraine in January, linked to exceptionally cold weather. InBev's performance in **Asia Pacific** was negatively affected by much lower volumes sold in South Korea, as a consequence of a mandatory reduction in trade inventory levels. The lower South Korean volumes could not be fully offset by significantly higher volumes in China, at much lower margins than South Korea, as well as good cost control.

"*We continue to show progress against our target of moving from Biggest to Best. There are still challenges ahead, and the performance across the Zones might vary for specific reasons, but 1Q06 results once again indicate that operationally, we are on the right track. In addition, we continue to focus on building a strong ownership culture through target setting, and linking that with our new compensation scheme*", said Carlos Brito, InBev's CEO.

BALANCED ORGANIC VOLUME GROWTH

Figure 2. Volumes (thousand Hls)

	1Q05	Acquisitions/ divestitures	Organic growth	1Q06	Organic growth %
North America	2 711	0	148	2 859	5.4%
Latin America	24 938	566	2 249	27 753	9.0%
Western Europe	8 536	-622	-38	7 876	-0.5%
Central & Eastern Europe	6 815	114	251	7 180	3.7%
Asia Pacific	3 900	-92	264	4 072	6.9%
Global Export & Holding Companies	405	-62	19	362	5.5%
Worldwide	47 304	-95	2 892	50 101	6.2%

Total consolidated volume grew by +6.2% in 1Q06 versus 1Q05 (beer +5.4%; soft drinks +10.9%).

Our North American volumes increased by +5.4%. Volumes shipped in the USA grew +10.4%, while depletions in the USA were up +3.9%, driven by European and Canadian brands. Volume growth in Canada was +1.0%, resulting in a lower market share against a background of good industry growth. Management is implementing action plans to improve top line performance, but will not damage the long term health of the business through short term actions.

In Latin America volume growth remained strong at +9.0% (beer +6.7%; soft drinks +15.2%). Beer volumes were up in Brazil by +8.1%. In the rest of Latin America, volumes were flat, as the volume decrease of -15.1% in northern Latin America and Central America (Ecuador, Peru, Venezuela, Dominican Republic and Guatemala) was fully offset by a +4.1% volume increase in the southern cone countries managed by Quinsa (Argentina, Bolivia, Chile, Paraguay, and Uruguay). While we are disappointed with the negative volume results in some countries, we remain committed to the long term development of these markets.

The year started slowly in Western Europe. Our volumes declined by -0.5% in a market that was characterized by weaker on-trade volumes. Volumes in Belgium declined by -1.7%, entirely hit by softness in the on-trade. The UK business experienced similar weakness in the on-trade, with total volumes down by -0.7%. German beer volumes decreased by -0.8%, although Beck's continued its strong performance, thanks to continued incremental volumes of Beck's Gold® and Beck's Green Lemon®. We are dedicated to upgrading the level of innovation in these markets, and in the first quarter of 2006, we have launched Jupiler®, Belle-Vue® and Leffe® line extensions in Belgium, while in the UK we started to install new Stella Artois® draft fonts, which are designed to ensure ideal serving conditions.

Sales volumes in Central and Eastern Europe increased by +3.7%, with beer volumes up by +7.8%. This performance was achieved despite exceptionally cold temperatures at the start of the year, mainly in Russia and Ukraine. As a result the supply chain was disrupted: in some places in Russia, trucks were not able to transport beer for several days in January. Soft drinks volumes in Central & Eastern Europe decreased by - 91.1% yoy, as a result of our decision in 2005 to exit the soft drinks business in this region, which will have no material impact on EBITDA.

Asia Pacific volumes increased by +6.9%, as a very strong performance in China (+24.7%) was partially offset by a volume decline in South Korea of -16.4%. This decline is largely explained by a government-led initiative to reduce inventory levels in the trade, which had a significant impact during the first quarter of 2006.

GLOBAL BRAND DEVELOPMENT

InBev's global brands volumes grew +8.6% in the first quarter, above InBev's consolidated beer volume increase. **Brahma®** volumes rose by +9.3%, with good performances in Brazil and Paraguay, as well as first year volumes in Russia, Peru, and Chile. **Stella Artois®** volumes increased +5.5%, due to strong growth in North America, and continued development in Eastern Europe and Latin America, which more than offset lower UK volumes. **Beck's®** delivered +10.2% volume growth as it continued to enjoy solid performances in Germany and across Central European countries. The addition of **Leffe®** to the global brands portfolio provided further growth, as its volumes increased by +10.9%, principally in the markets of Western Europe.

INCOME STATEMENT

Figure 3: Consolidated Income Statement (million euro)

	1Q05	Acquisitions/ divestitures	Currency translation	Organic growth	1Q06	Organic growth %
Revenue	**2 273**	**-1**	**346**	**174**	**2 793**	**7.8%**
Cost of sales	-1 029	9	-124	-33	-1 177	-3.3%
Gross profit	**1 244**	**8**	**223**	**142**	**1 616**	**11.4%**
Distribution expenses	-279	-1	-43	-36	-359	-13.3%
Sales & marketing expenses	-417	-5	-40	-14	-476	-3.4%
Administrative expenses	-227	2	-19	-1	-245	-0.7%
Other operating income/expenses	14	-4	6	28	45	264.2%
Profit from operations before non-recurring items (normalized EBIT)	**335**	**0**	**129**	**117**	**581**	**34.7%**
Non-recurring items above EBIT	-50				-53	
Net financing costs	-105				-118	
Income tax expense	-43				-77	
Profit	**137**				**333**	
attributable to minority interests	79				166	
attributable to equity holders of InBev	**58**				**166**	
Normalized EBITDA	**542**	**-1**	**152**	**131**	**824**	**24.4%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 1Q06 was -53 million euro on EBITDA and EBIT, versus -30 million euro on EBITDA and -50 million euro on EBIT in 1Q05.

Revenue – Consolidated revenue of 2 793 million euro increased +7.8% (or +174 million euro) yoy, as the company continues to introduce revenue management initiatives as part of its long term objective to increase revenues above volume growth, organically.

- In Latin America, revenue/Hl increased as a result of more volumes being sold through direct distribution, and sales volumes of premium beer growing above the average growth of our brands as part of our revenue management strategy;
- In Central & Eastern Europe, higher revenue/Hl was realized, driven mainly by increased pricing in Russia and the Balkans;
- continued growth in our global brands above consolidated volume growth

On an organic per Hl basis, revenue improved by +0.7 euro in 1Q06 versus 1Q05. This improvement was achieved in spite of a changing geographical mix, which had an estimated negative organic impact of -1.4 euro/Hl.

Cost of Sales (CoS) – The consolidated CoS was 1 177 million euro for 1Q06, resulting in an organic increase of -3.3% (or -33 million euro). On an organic per Hl basis, CoS improved by +0.5 euro in 1Q06 yoy, of which an estimated +0.4 euro/Hl was due to the positive impact of the change in the geographical mix. Several initiatives under the VPO program are progressing across our breweries; more than 10 were in the start-up phase of this program during the 1Q06, while more than 50 breweries which launched during 2005 are completing implementation. In addition, we improved focus on procurement efforts.

The combination of top line growth and costs growing below inflation led to an organic gross margin expansion of +190 bp, yoy.

Operating Expenses – Operating expenses totalled 1 035 million euro in 1Q06, an increase of -2.5% (or -23 million euro) compared to 1Q05.

The increase in distribution expenses of -36 million euro (-13.3%) is the result of increased direct distribution expenses in Latin America, and increased variable logistics costs in Western

Europe (higher fuel costs) and Central & Eastern Europe (mainly on-going growth in eastern Russia). Sales and marketing expenses were up by -14 million euro (-3.4%), as a consequence of our consistent strategy to invest in our brands, as well as our focus on constantly improving sales execution, to assure top line growth. Administrative expenses increased by only -1 million euro (-0.7%), partly as a result of our strategy of converting non-working euros into working euros via ZBB implementation, and also due to planned later spend in 2006 when compared with 2005.

Other operating income/expenses improved organically by +28 million euro (+264.2%), driven primarily by a +21 million euro release of provisions for non-income taxes in Latin America.

EBITDA – Normalized EBITDA for 1Q06 totalled 824 million euro and increased by +24.4% (up +131 million euro), organically. Excluding the +21 million euro release of provisions for non-income taxes in Latin America, growth in EBITDA would be +20.1%, organically.

- EBITDA was 59 million euro in North America (+17.8% / up +7 million euro), mainly thanks to ongoing cost control.
- Latin America delivered 588 million euro (+33.2% / up +113 million euro) of EBITDA due to a combination of strong revenue growth and a tight grip on costs and expenses.
- Western Europe EBITDA came in at 104 million euro (+9.6% / up +9 million euro), supported through revenue growth and fixed costs management, despite lower volumes.
- Central & Eastern Europe generated 36 million euro (-8.3% / down -3 million euro) of EBITDA, as the margin impact of the volume shortfall in Eastern Europe in January could not be recovered.
- Asia Pacific reached 21 million euro EBITDA (-25.3% / down -6 million euro), due to the impact of much lower sales volumes in South Korea at relatively high margins, which could not be fully compensated by strong volume growth in China and good cost management across the Zone.
- The EBITDA of Global Export & Holding Companies was 16 million euro (+184.1% / up +11 million euro), mainly due to lower Corporate project costs, partly offset by increased accruals for the roll out of our new bonus system to a wider group of employees.

As a result of these factors, InBev's EBITDA margin was 29.5% in 1Q06 compared to 23.8% in 1Q05, representing an expansion of +570 basis points, of which +365 basis points was organic, meaning excluding the impact of acquisitions & divestitures, as well as the positive impact of changes in currencies on translation of foreign operations. This currency impact amounted to +152 million euro for 1Q06.

Profit – Normalized profit attributable to equity holders of InBev was 200 million euro (normalized EPS 0.33 euro) in 1Q06. Reported profit for the quarter was impacted by the following:

- *Net financing costs:* 118 million euro, -13 million euro higher than 1Q05, of which -22 million euro was due to the negative currency translation impact. Excluding this effect, the impact from higher average net debt was more than offset by lower other financial results, as a consequence of fair value hedge accounting, started in December 2005, for a portion of the AmBev bond hedging contracts.

- *Income tax expense:* 77 million euro and an effective tax rate of 18.8%. The decrease in the effective tax rate is mainly explained by the higher profit contribution from AmBev at a more favorable tax rate versus 1Q05. The latter is the result of the interest on equity benefit on the one hand, and the effect of the goodwill tax deduction from the merger between InBev Holding Brasil and AmBev, as announced in July 2005, on the other hand. For the full year 2006, the estimated effective tax rate is expected to be around the lower end of the range of 22%-24%.
- *Profit attributable to minority interests:* 166 million euro, higher than 1Q05 due to increased profitability in Latin America and Canada

OUTLOOK

InBev's positions in many attractive markets around the world should continue to be beneficial. The company is committed to implementing its strategy of delivering organic volume and revenue growth, and developing strong cost management, across all of its Zones. While the competitive environment presents challenges, first quarter results confirm that our long term objective of value creation through margin expansion and disciplined use of capital, is solidly on track.

Recent events

In April 2006, InBev announced that AmBev had entered into an agreement with Beverage Associates Corp. ("BAC") to acquire all of BAC's remaining shares in Quinsa for a total purchase price of approximately 1.2 billion U.S. dollars, subject to certain adjustments, including dividends and interest. Upon the closing of the transaction, which is subject to regulatory approval, AmBev's equity interest in Quinsa will increase from 56.72% to 91.18% of its total share capital.

On May 12th, having completed consultation with the social partners, InBev confirmed its intention to create European Shared Service Centers, as announced on February 24th, 2006. The related one-off costs and yearly recurring improvements will be communicated at our 2Q06 results announcement.

First Quarter 2006 Agenda
May 12, 2006

Conference call 1Q06 results for investors
2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com

Attached annex 1 and 2

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Corporate External Communications
Tel: +32-16-27-61-11
Fax: +32-16-50-61-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons. InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

ANNEX 1 - INBEV ZONE FINANCIALS 06

Q1 2006 segment information

InBev Worldwide	1Q05	Acquisitions/ divestitures	Currency translation	Organic growth	1Q06	Organic growth %
Volumes	47 304	-95	0	2 892	50 101	6.2%
Revenue	**2 273**	**-1**	**346**	**174**	**2 793**	**7.8%**
Cost of sales	-1 029	9	-124	-33	-1 177	-3.3%
Gross profit	**1 244**	**8**	**223**	**142**	**1 616**	**11.4%**
Distribution expenses	-279	-1	-43	-36	-359	-13.3%
Sales & marketing expenses	-417	-5	-40	-14	-476	-3.4%
Administrative expenses	-227	2	-19	-1	-245	-0.7%
Other operating income/expenses	14	-4	6	28	45	264.2%
Normalized EBIT	335	0	129	117	581	34.7%
Normalized EBITDA	**542**	**-1**	**152**	**131**	**824**	**24.4%**
Normalized EBITDA margin	23.8%				29.5%	365 bp

North America	1Q05	Acquisitions/ divestitures	Currency translation	Organic growth	1Q06	Organic growth %
Volumes	2 711	0	0	148	2 859	5.4%
Revenue	**302**	**1**	**52**	**13**	**368**	**4.2%**
Cost of sales	-122	-1	-19	-10	-151	-8.1%
Gross profit	**181**	**0**	**33**	**3**	**217**	**1.5%**
Distribution expenses	-54	0	-11	-3	-67	-5.9%
Sales & marketing expenses	-71	0	-10	1	-81	1.5%
Administrative expenses	-27	0	-5	0	-31	0.4%
Other operating income/expenses	-9	0	0	7	-2	79.2%
Normalized EBIT	20	0	8	8	35	37.6%
Normalized EBITDA	**41**	**0**	**11**	**7**	**59**	**17.8%**
Normalized EBITDA margin	13.6%				16.1%	177 bp

Latin America	1Q05	Acquisitions/ divestitures	Currency translation	Organic growth	1Q06	Organic growth %
Volumes	24 938	556	0	2 249	27 753	9.0%
Revenue	**821**	**22**	**254**	**124**	**1 221**	**15.1%**
Cost of sales	-314	-11	-83	-17	-425	-5.4%
Gross profit	**506**	**11**	**171**	**107**	**796**	**21.1%**
Distribution expenses	-87	-3	-27	-20	-137	-22.6%
Sales & marketing expenses	-78	-10	-21	-8	-116	-10.3%
Administrative expenses	-56	-1	-11	8	-59	14.2%
Other operating income/expenses	-1	0	7	22	28	2 887.3%
Normalized EBIT	285	-2	119	109	511	38.3%
Normalized EBITDA	**341**	**0**	**134**	**113**	**588**	**33.2%**
Normalized EBITDA margin	41.5%				48.1%	651 bp

Western Europe	1Q05	Acquisitions/ divestitures	Currency translation	Organic growth	1Q06	Organic growth %
Volumes	8 536	-622	0	-38	7 876	-0.5%
Revenue	**745**	**-34**	**4**	**22**	**737**	**3.1%**
Cost of sales	-365	26	-3	1	-342	0.2%
Gross profit	**379**	**-8**	**2**	**22**	**395**	**6.0%**
Distribution expenses	-94	4	0	-6	-96	-6.4%
Sales & marketing expenses	-172	5	-1	-7	-174	-3.9%
Administrative expenses	-75	2	0	3	-70	4.5%
Other operating income/expenses	-17	-3	0	-6	-26	-32.5%
Normalized EBIT	22	0	0	7	29	31.0%
Normalized EBITDA	**99**	**-4**	**0**	**9**	**104**	**9.6%**
Normalized EBITDA margin	13.3%				14.1%	80 bp

Central & Eastern Europe	1Q05	Acquisitions/ divestitures	Currency translation	Organic growth	1Q06	Organic growth %
Volumes	6 815	114	0	251	7 180	3.7%
Revenue	**241**	**10**	**17**	**26**	**293**	**10.8%**
Cost of sales	-133	-5	-9	-11	-159	-8.2%
Gross profit	**108**	**4**	**8**	**15**	**135**	**13.9%**
Distribution expenses	-31	-3	-3	-8	-45	-24.9%
Sales & marketing expenses	-45	0	-2	-9	-57	-20.2%
Administrative expenses	-26	-1	-1	-4	-32	-15.5%
Other operating income/expenses	-6	0	0	-3	-10	-50.0%
Normalized EBIT	-1	0	1	-10	-9	-967.7%
Normalized EBITDA	**34**	**1**	**4**	**-3**	**36**	**-8.3%**
Normalized EBITDA margin	13.9%				12.2%	-236 bp

Asia Pacific	1Q05	Acquisitions/ divestitures	Currency translation	Organic growth	1Q06	Organic growth %
Volumes	3 900	-92	0	264	4 072	6.9%
Revenue	**143**	**0**	**19**	**-11**	**151**	**-7.9%**
Cost of sales	-75	0	-11	0	-86	0.0%
Gross profit	**68**	**0**	**9**	**-11**	**65**	**-16.6%**
Distribution expenses	-12	0	-2	0	-14	-1.2%
Sales & marketing expenses	-37	0	-5	5	-37	13.6%
Administrative expenses	-10	0	-2	-1	-12	-5.4%
Other operating income/expenses	0	0	0	0	0	22.4%
Normalized EBIT	8	0	0	-7	2	-85.5%
Normalized EBITDA	**24**	**0**	**3**	**-6**	**21**	**-25.3%**
Normalized EBITDA margin	16.7%				13.8%	-320 bp

Global Export & Holding Companies	1Q05	Acquisitions/ divestitures	Currency translation	Organic growth	1Q06	Organic growth %
Volumes	405	-62	0	19	362	5.5%
Revenue	**21**	**0**	**0**	**1**	**22**	**6.1%**
Cost of sales	-19	0	0	4	-14	23.7%
Gross profit	**2**	**0**	**0**	**6**	**8**	**277.0%**
Distribution expenses	0	0	0	0	0	47.8%
Sales & marketing expenses	-14	0	0	4	-11	24.4%
Administrative expenses	-33	2	0	-8	-40	-26.4%
Other operating income/expenses	47	0	0	9	56	19.7%
Normalized EBIT	1	2	0	10	13	364.7%
Normalized EBITDA	**4**	**2**	**0**	**11**	**16**	**184.1%**

ANNEX 2 - INBEV ZONE FINANCIALS 05

2005 Full Year segment information

InBev Worldwide	1Q05	2Q05	3Q05	4Q05	FY05
Volumes	47 304	56 884	59 892	59 424	223 504
Revenue	**2 273**	**2 946**	**3 193**	**3 243**	**11 656**
Cost of sales	-1 029	-1 278	-1 359	-1 416	-5 082
Gross profit	**1 244**	**1 668**	**1 834**	**1 827**	**6 574**
Distribution expenses	-279	-336	-364	-382	-1 362
Sales & marketing expenses	-417	-504	-498	-528	-1 948
Administrative expenses	-227	-256	-258	-216	-957
Other operating income/expenses	14	29	24	66	133
Normalized EBIT	335	600	737	767	2 439
Normalized EBITDA	**542**	**821**	**966**	**1 010**	**3 339**

North America	1Q05	2Q05	3Q05	4Q05	FY05
Volumes	2 711	4 166	4 163	3 599	14 639
Revenue	**302**	**475**	**499**	**456**	**1 733**
Cost of sales	-122	-185	-183	-179	-670
Gross profit	**181**	**290**	**316**	**277**	**1 064**
Distribution expenses	-54	-65	-70	-68	-257
Sales & marketing expenses	-71	-88	-83	-67	-309
Administrative expenses	-27	-32	-20	-19	-97
Other operating income/expenses	-9	2	-1	-4	-12
Normalized EBIT	20	108	142	119	389
Normalized EBITDA	**41**	**129**	**162**	**145**	**477**

Latin America	1Q05	2Q05	3Q05	4Q05	FY05
Volumes	24 938	22 472	23 744	32 379	103 533
Revenue	**821**	**813**	**966**	**1 347**	**3 947**
Cost of sales	-314	-326	-377	-519	-1 537
Gross profit	**506**	**487**	**589**	**828**	**2 410**
Distribution expenses	-87	-94	-110	-149	-440
Sales & marketing expenses	-78	-90	-100	-177	-446
Administrative expenses	-56	-58	-80	-56	-251
Other operating income/expenses	-1	10	11	29	49
Normalized EBIT	285	255	309	474	1 323
Normalized EBITDA	**341**	**315**	**375**	**546**	**1 577**

Western Europe	1Q05	2Q05	3Q05	4Q05	FY05
Volumes	8 536	11 553	11 144	10 217	41 450
Revenue	**745**	**1 012**	**993**	**920**	**3 669**
Cost of sales	-365	-447	-435	-432	-1 679
Gross profit	**379**	**565**	**558**	**488**	**1 990**
Distribution expenses	-94	-108	-110	-105	-418
Sales & marketing expenses	-172	-204	-188	-176	-740
Administrative expenses	-75	-80	-69	-66	-290
Other operating income/expenses	-17	-27	-27	-33	-104
Normalized EBIT	22	146	164	108	439
Normalized EBITDA	**99**	**226**	**242**	**184**	**751**

Central & Eastern Europe	1Q05	2Q05	3Q05	4Q05	FY05
Volumes	6 815	11 175	11 716	8 314	38 021
Revenue	**241**	**424**	**467**	**336**	**1 468**
Cost of sales	-133	-200	-222	-181	-737
Gross profit	**108**	**223**	**245**	**155**	**731**
Distribution expenses	-31	-54	-57	-45	-187
Sales & marketing expenses	-45	-71	-64	-63	-243
Administrative expenses	-26	-30	-27	-24	-107
Other operating income/expenses	-6	-10	-20	-13	-49
Normalized EBIT	-1	59	77	10	145
Normalized EBITDA	**34**	**98**	**119**	**60**	**311**

Asia Pacific	1Q05	2Q05	3Q05	4Q05	FY05
Volumes	3 900	7 019	8 574	4 556	24 048
Revenue	**143**	**198**	**242**	**164**	**747**
Cost of sales	-75	-100	-119	-84	-379
Gross profit	**68**	**98**	**122**	**80**	**369**
Distribution expenses	-12	-16	-18	-15	-61
Sales & marketing expenses	-37	-37	-47	-24	-144
Administrative expenses	-10	-15	-12	-13	-49
Other operating income/expenses	0	-1	1	22	23
Normalized EBIT	8	30	48	51	138
Normalized EBITDA	**24**	**48**	**67**	**68**	**207**

Global Export & Holding Companies	1Q05	2Q05	3Q05	4Q05	FY05
Volumes	405	499	551	359	1 813
Revenue	**21**	**24**	**26**	**20**	**91**
Cost of sales	-19	-20	-22	-20	-82
Gross profit	**2**	**4**	**4**	**0**	**9**
Distribution expenses	0	0	0	0	0
Sales & marketing expenses	-14	-14	-16	-21	-66
Administrative expenses	-33	-41	-50	-39	-163
Other operating income/expenses	47	54	59	66	226
Normalized EBIT	1	3	-3	5	6
Normalized EBITDA	**4**	**5**	**-1**	**7**	**15**

Brent Willis to leave InBev

InBev (Euronext: INB) announces that Brent Willis has decided to leave InBev effective May 15, to pursue a new career opportunity.

Brent joined InBev in 2002 and was named Chief Commercial Officer in 2003. He led numerous sales, marketing, and innovation initiatives including the expansion of global brands, the development of InBev's World Class Commercial Program, and the development of PerfectDraft, InBev's home draft system with Philips that contributed to InBev's superior growth to the industry.

Most recently, in his role as Zone President Asia Pacific, he has helped to foster significant growth in InBev's Chinese business, stabilized our market share in South Korea for the first time in 12 years, and formed a strong and committed Zone management team.

"*We wish to thank Brent for his many contributions and valued leadership to InBev and wish him all the very best of success for the future.*" said Carlos Brito, InBev's CEO.

Brent's replacement will be announced very shortly.

The Dutch and French versions of this press release will be posted on www.InBev.com later today.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Philip Ludwig
VP Investor Relations
Tel +32 16 27 62 43
philip.ludwig@inbev.com